EXHIBIT 99.4

For fiscal years ended December 31, 2025 and December 31, 2024, KPMG LLP and its affiliates billed Cameco Corporation and its subsidiaries the following fees:

	2025 ($)	% of total fees	2024 ($)	% of total fees
Audit fees
Cameco[1,8]	3,005,100	79.1	3,268,600	76.0
Other statutory[2,8]	461,500	12.2	467,700	10.9
Securities engagement[3]	97,000	2.6	217,900	5.1

Total audit fees	3,563,600	93.8	3,954,200	92.0

Audit-related fees
Translation services[4]	—	—	82,500	1.9
Pension and other audit-related services[5]	77,400	2.1	85,500	2.0

Total audit-related fees	77,400	2.1	168,000	3.9

Tax fees
Compliance	6,300	0.1	—	—
Planning and advice[6]	150,600	4.0	80,200	1.9

Total tax fees	156,900	4.1	80,200	1.9

All other fees
Other non-audit fees[7]	—	—	95,600	2.2

Total other non-audit fees	—	—	95,600	2.2

Total fees	3,797,900	100.0	4,298,000	100.0

[1]	Includes amounts billed for the audit of Cameco’s annual consolidated financial statements and the review of interim financial statements.
[2]	Includes amounts billed for the audit of Cameco’s subsidiary and joint venture financial statements.
[3]

Includes amounts in 2025 billed for auditor involvement with consent, comfort letters and due diligence in connection with the annual registration statement and in 2024 for auditor involvement in filing Cameco’s 2024 base shelf prospectus and Form S-8 with the SEC.

[4]

Translation services for 2024 relate to the French translation of the 2023 annual financial statements and management’s discussion and analysis. No invoices were issued in 2025 for translation services.

[5]	Includes amounts billed for the audit of Cameco’s pension plan financial statements and other audit-related services.
[6]	Includes amounts billed for tax compliance and tax advisory services.
[7]	Other non-audit fees for 2024 include amounts billed for Cameco’s I-4 Membership. No invoices were issued in 2025.
[8]	Comparative figures were reclassified to be consistent with the presentation of 2025 fees.

Pre-Approval Policies and Procedures

As part of Cameco Corporation’s corporate governance practices, under its committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. The audit committee pre-approves the audit and non-audit services up to a maximum specified level of fees. If fees relating to audit and non-audit services are expected to exceed this level or if a type of audit or non-audit service is to be performed that previously has not been pre-approved, then separate pre-approval by Cameco Corporation’s audit committee or audit committee chair, or in the absence of the audit committee chair, the chair of the board, is required. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles. For each of the years ended December 31, 2025 and 2024, none of Cameco Corporation’s Audit-Related Fees, Tax Fees or All Other Fees made use of the de minimis exception to pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission.